UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)

|X| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

|_| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED _____________

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _________________ TO
     __________________

COMMISSION FILE NUMBER __________________

                                Toucan Mining Plc
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)
                                Toucan Mining Plc
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)
                                   Isle of Man
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)
     4th Floor, Celtic House, Victoria Street, Douglas, Isle of Man IM99 1QZ
--------------------------------------------------------------------------------
                    (Address of principal executive offices)
SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT.

                                 Ordinary Shares
--------------------------------------------------------------------------------
                                (Title of Class)

                                (Title of Class)
 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D)
                                  OF THE ACT.

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)

INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL REPORT.
                                                     Not Applicable
                                                  ------------------------------

                                                  ------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d)of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days. Yes     No   X
                                       ---     ---

Indicate by check mark which financial statement item the registrant has elected
to follow.  Item 17       X        Item 18
                         ---                 ---

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS) Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes _____ No _____

                                     PART I

ITEM 1.           DESCRIPTION OF BUSINESS.

General

         Toucan Mining Plc, an Isle of Man public limited company (the "Company"), holds a single mining claim in the Cuiaba Basin of Brazil, the right to acquire six additional claims in the same region and ordinary shares of Minmet Plc ("Minmet"), an Irish company that engages in mining operations in Brazil and elsewhere, whose ordinary shares are quoted on the Exploration Securities Market of the Irish Stock Exchange. The Company is not currently conducting mining operation but is assessing the future economic benefits of its existing and potential claims.

         The Company's parent corporation is Authoriszor Inc., formerly known as Toucan Gold Corporation ("Parent"). Parent was organized in the State of Delaware on July 22, 1996. Parent was formed for the purpose of reincorporating Starlight Acquisitions, Inc., a Colorado corporation ("Starlight"), in the State of Delaware (the "Reincorporation"). Starlight was incorporated on January 20, 1989. The Reincorporation was effected by merging Starlight into Parent (the "Merger"), which prior to the Reincorporation was a wholly owned subsidiary of Starlight, pursuant to an Agreement and Plan of Merger. Upon completion of the Merger, Starlight ceased to exist, and Parent continued to operate the business of Starlight under the name Toucan Gold Corporation. On August 25, 1999, the Parent's Certificate of Incorporation was amended to change Parent's name from Toucan Gold Corporation to Authoriszor Inc.

Distribution

         On July 16, 1999, the Board of Directors of Parent approved the spin-off of all of the ordinary shares (the "Ordinary Shares"), par value 10 pence (Sterling) per share, of the Company to the stockholders of Parent (the "Distribution"). The Ordinary Shares will be distributed on a share for share basis to holders of the common stock of Parent, par value $0.01 per share (the "Parent Common Stock") as of the record date. The record date for the Distribution was originally set for August 3, 1999. Pursuant to Delaware corporate law, however, if the Distribution is not consummated within 60 days of such date, a new record date must be selected. The consummation of the Distribution is conditioned upon the fulfillment of the following conditions:
(i) the registration of the Ordinary Shares under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); and (ii) the furnishing of an information statement to Parent's stockholders as of the record date describing the Company and the Distribution that substantially complies with Regulation 14C under the Exchange Act. As of October 3, 1999, these two conditions were not yet satisfied. As a result, the Distribution was not consummated and a new record date must be selected by the Company. The Company will announce the new record date when it has more certainty as to the anticipated effective date of the Distribution.

         Pursuant to the Share Sale Agreement between Parent and the former shareholders of ITIS Technologies Limited (the "ITIS Shareholders") in connection with the acquisition by Parent of ITIS Technologies Limited, the ITIS Shareholders, who currently own in the aggregate 34% of the outstanding shares of Parent Common Stock (not including outstanding options and warrants), will not receive shares of the Company in the Distribution.

Toucan Mining PLC

         Prior to August 4, 1999, the Company was a private company, as that term is defined under the Companies Act 1931 - 1933, operating under the name of Toucan Mining Limited. On August 4, 1999, Toucan Mining Limited was converted into a public limited company, at which time its name was changed to Toucan Mining Plc. Prior to July 15, 1999, the Company conducted its operations primarily through its wholly owned subsidiary, Mineradora de Bauxita Ltda. ("MBL"), which is an authorized mining company organized under the laws of Brazil. Effective July 15, 1999, the Company sold all of the share capital of MBL to Minmet. See "Minmet Transactions." The principal executive office of the Company is located at Celtic House, Victoria Street, Douglas, Isle of Man IM99 IZQ.

Minmet Transactions

         On December 4, 1998, Parent and the Company consummated the following transactions (the "Minmet Transactions"), involving, among other things, the grant of an option to Minmet to purchase all of the issued share capital of MBL.

         The Company granted an option (the "MBL Option") to Minmet to acquire all of the issued share capital of MBL. The Company received 7.5 million ordinary shares (the "Option Shares") in Minmet solely for the Company granting the MBL Option. All of the Option Shares (except approximately 30,000 shares) were transferred to certain of the existing creditors of Parent and/or the Company to extinguish certain liabilities owed by Parent and/or the Company to such creditors. On June 30, 1999, Minmet exercised the MBL Option and acquired all of the issued share capital of MBL by issuing an additional 25 million Minmet ordinary shares (the "Completion Shares") in the aggregate to Parent and the Company.

         The sale and distribution of the Completion Shares are restricted as follows. The Company and Parent may sell up to 3 million of the Completion Shares in the aggregate each of the three six (6) month periods after the issuance thereof. Any Completion Shares not disposed of in a six (6) month period may be added to the number of Completion Shares that may be sold in later periods.

         Minmet has agreed that the Completion Shares may be placed through Minmet's brokers with Minmet's consent and that it will act reasonably in respect of all such requests by Parent or the Company for the sale of the Completion Shares.

         Additionally, Parent granted an option to Minmet (the "Loan Option") to acquire from Parent the benefit of the loans it had made to MBL in the principal amount of $1 million. Parent received the sum of $275,000 solely for granting to Minmet the Loan Option. On June 30, 1999, Minmet exercised the Loan Option. The exercise of the Loan Option was consummated on July 15, 1999 and in connection therewith, Minmet paid to Parent $250,000 and issued to Parent or its designee warrants (the "Minmet Warrants") to subscribe for a further 7.7 million ordinary shares of Minmet at an exercise price of 8 pence (Sterling) per share.

         In connection with the Distribution, the proceeds of the Minmet Transactions were allocated between Parent and the Company as of June 30, 1999 as follows:


-------------------------------------------------------------------------------------------------------
                               AMOUNT OF                   ALLOCATED TO                  ALLOCATED TO
  FORM OF PROCEEDS             PROCEEDS                      PARENT                        COMPANY
-------------------------------------------------------------------------------------------------------
Cash                          $250,000                      $250,000                      $0
-------------------------------------------------------------------------------------------------------
Minmet Shares                 $2,765,000                    $1,493,100                    $1,271,900
-------------------------------------------------------------------------------------------------------
Minmet Warrants               $385,000                      $0                            $385,000
-------------------------------------------------------------------------------------------------------
Total                         $3,400,000                    $1,743,100                    $1,656,900
-------------------------------------------------------------------------------------------------------


         For purposes hereof, the Minmet shares were valued at 7 pence (Sterling) per share based on the trading price of Minmet shares on the Irish Stock Exchange at 8.25 pence (Sterling) per share as of June 30, 1999 and discounting such price because of the restrictions on transfer of the Minmet shares applicable to Parent and the Company. The amounts stated in the above table were computed based on the currency exchange ratio of $1.58 per 1 pound (Sterling). See Note C to the Company's Consolidated Financial Statements, included herewith.

         Subsequent to June 30, 1999, the Company sold 1.5 million Minmet shares at the placing price of 8 pence (Sterling) per share. This transaction resulted in net cash proceeds of approximately $190,000 to the Company, not including placement commissions. As of September 10, 1999, the Company holds 10,030,000 Minmet shares.

         Parent had also sold a total of 10.5 million Minmet shares in July and August of 1999 and as of October 1, 1999, had only 3,000,000 Minmet shares remaining. Because the limitations on the number of Minmet shares that may be sold by Parent and the Company are applied on aggregate basis, Parent and the Company are precluded from selling any additional Minmet shares without Minmet's consent until January 1, 2001, but additional Minmet shares can be sold through Minmet's brokers with Minmet's consent.

The ITIS Transaction.

         On July 22, 1999, Parent consummated the acquisition of all of the issued and outstanding capital stock of ITIS Technologies Limited, a company organized under the laws of the United Kingdom ("ITIS"), in exchange for 4,680,375 shares of Parent Common Stock, pursuant to a Share Sale Agreement (the "Share Sale Agreement"), dated July 22, 1999, by and between ITIS and Parent. The former shareholders of ITIS (the "ITIS Shareholders") now own 34% of the issued and outstanding shares of Parent Common Stock, not including outstanding options and warrants.

         The Distribution was approved by Parent's Board of Directors in connection with the ITIS transaction. The ITIS Shareholders advised the management of Parent that it would not enter into an acquisition of ITIS by Parent unless Parent divested its mining claims. Consequently, in the Heads of Agreement relating to the ITIS transaction, Parent covenanted to effectuate a spin-off of the stock of the Company to Parent stockholders, not including the ITIS Shareholders. The Share Sale Agreement was executed after Parent Board of Directors approved the Distribution. In the Share Sale Agreement, the ITIS Shareholders consented to the Distribution and acknowledged that they would not receive Parent Common Stock in the Distribution.

Mining Claims

         As noted above, the Company owns one mining claim in the Cuiaba Basin of Brazil and the right to acquire six additional claims in the same region. For additional information about these claims, please see "Item 2.
Properties."

Mining Operations

         The following discussion of the Company's mining operations includes a discussion of Brazilian law. The discussion of Brazilian law matters represents the Company's current understanding of applicable Brazilian law based on it and its advisors' and consultants' review of information relating thereto made available to them as of the date hereof.

         Description of Exploration and Mining Concessions. Under the Brazilian Federal Constitution, all mineral resources belong to Brazil. The government of Brazil does not grant outright ownership of a mineral deposit to a mining company. Exploration and mining of mineral resources may be carried out only following the grant of an exploration permit or mining concession by the Departamento Nacional Produca Mineral (the "DNPM"), which administers the Brazilian Mining Code and other laws and regulations governing prospecting and mining operations in Brazil. Mining concessions are granted only to Brazilian companies that have been duly authorized by the Ministry of Mines and Energy to act as a mining company. In 1995, the Brazilian government approved a constitutional amendment that eliminated the requirement of Brazilian control of mining companies, so that a Brazilian mining company can be 100% foreign owned and still qualify as a mining company.

         Under Brazilian law, in order to obtain a mining concession, a mining company must first obtain an exploration permit (referred to herein as a claim). The first step in obtaining a mining claim is filing an application with the DNPM, which must include an exploration plan as well as comply with certain other requirements.

         Under Brazilian law, if a claim is granted, the granting of the claim will, in due course, be published by the Brazilian authorities in the Government Gazette. Such publication can occur from one to twenty years from the date of the claimant making such application with respect to such claim. Once the claim is published in the Government Gazette an annual tax of $0.47 per Ha is payable on the published claim.

         The granting of an exploration claim conveys the right to explore the area covered by the claim. Claims are granted for a three-year term, renewable on request, subject to an annual fee. Exploration must begin in accordance with the exploration plan forming part of the application within a specified period of the claim being granted. The claim may be canceled at the discretion of the DNPM if the claim holder suspends exploration for a period of more than three consecutive months or 120 non-consecutive days. The holder of a terminated claim may reapply to regain the claim area. The onus is on the claim holder to notify the DNPM of any changes to the exploration plan. On completion of the work, a final report must be filed with the DNPM describing the results of the exploration program.

         Mining concessions are granted only after exploration demonstrates the existence of a mineral deposit that is economically exploitable. Therefore, the report filed by the claimant with the DNPM must include an economic assessment of the claim area and a feasibility analysis. Moreover, the claimant must demonstrate to the DNPM that it has the financial capability to carry out the proposed plan. The application for a concession must also include an environmental plan, covering water treatment, soil erosion, air quality control, re-vegetation and reforestation and site reclamation. Once granted, the terms of the concession will include conditions concerning mitigating environmental impacts, site safety, construction codes, waste disposal and site reclamation. Following application, the DNPM may request additional information.

         A mining concession grants the right to extract and process the mineral contained in the deposit in accordance with the plan approved by the DNPM and allows a mining company to exploit the deposit to exhaustion, usually without a predetermined or fixed term. The concession holder also has the right to sell, transfer or lease such rights to a third party subject to DNPM approval. After the grant of the mining concession is published in the Government Gazette, a concession holder has 90 days to request possession of the deposit, and initial work in accordance with the mining plan must begin within six months of the publishing date. Once begun, mining may not be suspended for a period of more than six months on penalty of a possible cancellation of the concession at the discretion of the DNPM. However, management understands that longer suspensions have been granted by the DNPM. Annual statistical data on production must be reported to the DNPM, which will also send representatives on periodic site inspections. Failure to comply with regulations and mining plans may result in penalties ranging from fines and other restitution to cancellation of the mining concession and/or prison terms for officers of the Company.

         The Brazilian Mining Code and the Federal Constitution of Brazil impose on mining companies requirements relating to, among other things, the manner in which mineral deposits are exploited, the health and safety of workers, the protection and restoration of the environment, the prevention of pollution and the promotion of the health and safety of local communities where the mines are located. The Mining Code also imposes certain notification and reporting requirements.

         Description of Mining Area. The majority of land covered by the Company's claim is a sandy gravely soil covered in light scrub. Cattle ranching is the principal agricultural activity. Except where the claims fall within a township such as Cuiaba, the majority of the land is agricultural and has a low value.

         Landowners. The Brazilian Mining Code requires a claim holder to obtain the consent of the surface owners to access the surface of the property. This usually entails some form of an agreement between the claim owner and the surface owner involving the payment of compensation to the surface owners for damage and loss of income caused by the use and occupation of their land in connection with mining activities. In the event that an agreement cannot be reached with the surface owner, the Company may seek legal recourse under Brazilian law, which provides that a claim holder has the right of access if conducting mineral exploration activities, by seeking a judicial order to determine the amount of surface damage to the property and to grant the surface owner a royalty on future production.

         Brief History of Previous Operations. Gold mining in the Cuiaba Basin began around 1719. Mining activity was sporadic, tending to coincide with periods of high gold price or technical innovations that enabled profitable extraction of the gold. The most recent phase of activity occurred during the 1980's when a period of high gold prices coincided with the availability of metal detectors. Miners quickly realized that by using this equipment, near-surface gold mineralization (nuggets) could be readily located and recovered with the help of earth moving equipment. Thousands of hectares were stripped of soil and vegetation. Under present economic conditions, the mining by garimpeiros of the easily located nugget fields is not feasible as near surface quartz veins and mineralized host rock are only accessible by using bulk earth and rock moving equipment, not generally available to the garimpeiros.

         Climate. Exploration and mining operations are possible throughout the year. The rainy season is from December through to April. There are only occasional thunder storms from May to December. In summer (December - February) the temperature can reach as high as 45 degrees Centigrade although the mean temperature is 35 degrees Centigrade.

         Environmental Laws. Previous miners have stripped thousands of hectares of soil and vegetation in the Cuiaba Basin. MBL will arrange to document the existing environmental condition of its claims to place on record with the environmental authorities the damage done to the environment by previous operators. Environmental regulation and protection in Brazil is based on provisions of the Federal Constitution, and of federal, state and municipal legislation. Mining and industrial activities require the preparation of an environmental impact statement and the acquisition of an environmental permit. In addition, the Mining Code requires the reclamation and restoration of mined areas.

         In March of 1998, Brazilian Federal Law No. 9605, which reclassifies certain practices against the environment as crimes, became effective. Some of the activities which are enumerated as "crimes against the environment" include:
(1) performing research, mining or extraction of mineral resources without authorization and (2) inducing mortality in the animal life existing in rivers, lakes, dams, ponds, bays or waters under Brazilian jurisdiction. Additionally, the new law provides for the possibility of forced liquidation of any legal entity formed or used primarily with the intent to permit, facilitate or cover up crimes against the environment.

         Gold Sales. Gold mined in Brazil must be sold (i) to the Central Bank of Brazil (via one of their registered agents), (ii) to the Sao Paulo gold exchange or (iii) to any registered gold buyer in Brazil. The price paid is normally the London afternoon Gold Fix. On occasion a premium is paid of typically 2%. The agent charges a commission that is normally between 0.5 - 1.0%. The seller of the gold is paid in U.S. Dollars.

         Brazilian Taxation. In general, Brazilian mining companies are subject to a 25% income tax and an 8% social security contribution. Dividends paid to shareholders domiciled abroad are subject to a 15% withholding tax by the Brazilian taxing authority.

         Exchange Controls. Exchange transactions are generally controlled by the Central Bank of Brazil which authorizes a series of banks to act in the foreign exchange market, selling and buying currencies. There is a commercial rate of exchange published daily by the Central Bank based upon market results on said day. A free market, and quotation system exists, mainly dealing with tourist activities. Both rates have been extremely close since the inception of the stabilization plan ("Plano Real") several years ago.

         Description of Present Condition of Property; Modernization and Physical Condition of Plant and Equipment. The Company is currently assessing the future potential of its existing and potential mining claims. The Company does not currently have any employees. The Company may employ various consultants, geologists, land personnel, administrative personnel and field hands in connection if it determines to undertake future mining operations. See "Employees" below. Alternatively, the Company may determine to enter into joint venture or other business arrangements to develop such claims or may determine to sell such claims.

         At this time, the Company is an exploration stage company and has no probable or proven reserves as defined by the rules and regulations of the Securities and Exchange Commission (the "Commission").

Exploration and Development Risks

         The exploration for and development of mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of gold reserves may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish gold reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. There can be no assurance that the exploration programs being conducted by the Company will result in a profitable commercial mining operation. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Company will compete with other interests, many of which have greater financial resources than they will have, for the opportunity to participate in promising projects. Significant capital investment is required to achieve commercial production from successful exploration efforts.

         Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as gold prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on investment capital.

         The economic feasibility of prospective projects, such as the mineral claims in the Cuiaba Basin, is based upon, among other things, estimates of reserves, metallurgic characteristics, recoverability, capital and operating costs of such projects and future gold prices. These and other prospective projects are also subject to the successful completion of feasibility studies, issuance of necessary permits and receipt of adequate financing.

         Development projects have no operating history upon which to base estimates of future cash operating costs and capital requirements. In particular, estimates of reserves, metal recoveries and cash operating costs are to a large extent based upon the interpretation of geologic data obtained from drill holes and other sampling techniques and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of various metals from the ore, comparable facility and equipment costs, anticipated climate conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns of any and all development projects may materially differ from the costs and returns initially estimated.

         In addition, exploration activities and mining operations generally involve a high degree of risk. If the Company were to discover gold reserves and bring them into production, the Company would be subject to all of the hazards and risks normally encountered in the exploration, development and production of gold, including unusual and unexpected geology formations, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of materials, and which could result in damage to, or destruction of, mines, equipment and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, mining operations are subject to hazards (such as equipment failure or failure of retaining dams around tailings, disposal areas), which may result in environmental pollution and consequent liability.

Employees

         The Company has no employees. However, since November 1995, L. Clark Arnold has served, and will continue to serve, as a consultant to the Company. In his capacity as consultant, Mr. Arnold will serve the Company as the Director of Exploration. See "Item 10. Directors and Officers of Registrant."

Other Business Opportunities

         On the Distribution Date, it is expected that more than forty percent (40%) of the value of the total assets of the Company will be comprised of investment securities - the Minmet shares and the Minmet Warrants. As a result, the Company may fall within the definition of an "investment company" under the Investment Company Act of 1940, as amended (the "Investment Act"), and be subject to the registration provisions thereof. The Investment Act places restrictions on companies registered thereunder, including its capital structure, its transactions with affiliates and its business activities. The Securities and Exchange Commission has promulgated a rule (the "Transient
Investment Company Rule") under the Investment Act that permits a company to avoid being subject to the Investment Act for a period of up to one year despite the holding of investment securities in excess of the 40% threshold referred to above if, among other things, the board of directors of such company has adopted a resolution that states that it is not such company's intention to engage primarily in the activities of an investment company by the end of such one year period. The Company does not intend to engage primarily in the activities of an investment company on a long term basis and has adopted to the requisite resolutions to invoke the Transient Investment Company Rule so as not to fall within the definition of an investment company at the end of the one year period, which period commenced on July 15, 1999. In connection therewith, the Company will consider various alternatives, including, seeking to obtain Minmet's consent to permit the Company to sell all or substantially all of its Minmet securities; seeking, investigating and, if warranted, acquiring non-securities assets, including operating businesses; and pursuing other related activities intended to enhance shareholder value. The acquisition of a business may be made by purchase, merger, exchange of stock or otherwise. The Company has limited capital, and, it is likely that the Company will seek to use its stock as the acquisition currency. At the present time, the Company has not identified any business opportunity that it plans to acquire, nor has the Company reached any agreement or understanding with any person concerning an acquisition. Application of the provision of the Investment Act to the Company would have a material adverse effect on the Company.

         There can be no assurance that the Company will be able to dispose of its Minmet securities and/or acquire sufficient non-securities assets within the applicable time period to avoid becoming subject to the costly and restrictive registration and other provisions of the Investment Act and the regulations promulgated thereunder.


ITEM 2.           PROPERTIES.

         Mining Claims

         In September 1996, Parent entered into an agreement (the "Claims Agreement") to acquire from Joseph J. Haraoui twenty-five (25) priority claims (the "Claims") in the Cuiaba Basin of Brazil. Subsequently, there was a dispute between Parent and Mr. Haraoui relating to the Claims and the amount and nature of the consideration that was to be paid by Parent to Mr. Haraoui in connection with the delivery of the Claims. On June 9, 1999, Parent (and related parties) seeking to resolve this dispute entered into an Agreement of Settlement and Release (the "Agreement") with Haraoui and related parties (collectively "Haraoui") to settle all disputes between Parent (and certain related parties) and Haraoui relating to the Claims.

         Pursuant to the terms of the Agreement, Haraoui released Parent and certain related parties, including the officers and directors of Parent and the Company, from all claims or liabilities relating to the Claims. Parent delivered to Mr. Haraoui an aggregate of 250,000 shares of Parent Common Stock.

         Pursuant to the terms of the Agreement, Haraoui delivered to the Company the seventh (7th) claim on Exhibit A to the Agreement and agreed to use his best efforts to deliver to the Company (or its assignee) all of the first six (6) claims described on Exhibit A to the Agreement, certified by the DNPM, with priority, having good, clean and transferrable title and published by the Brazilian authorities in the Government Gazette (each a "Certified Claim" and collectively the "Certified Claims"). Further, it was agreed that prior to June 30, 2002 (the "Termination Date"), Haraoui would not pledge, sell, give an option to purchase, contract to sell or otherwise assign any of the above-referenced claims to any person or entity other than the Company (or its assignees).

         The Company agreed to pay to Haraoui or Haraoui's nominee an additional cash payment of U.S.$20,000 for each Certified Claim that is delivered to the Company. If a claim referenced on Exhibit A to the Agreement is not delivered to the Company as a Certified Claim on or before the Termination Date, the Company will have no obligation whatsoever to make any payment to Haraoui with respect to such claim.

         The Company owns no other claims or properties, except for its Minmet shares and Minmet Warrants.


ITEM 3.           LEGAL PROCEEDINGS.

         The Company is not a party to any pending legal proceeding, nor is the Company's property the subject of a pending legal proceeding.


ITEM 4.           CONTROL OF REGISTRANT.

                  (a) Upon the consummation of the Distribution, the Company's Ordinary Shares will be held by the stockholders of Parent as of the record date. Pursuant to the Share Sale Agreement between Parent and the ITIS Shareholders, executed in connection with the acquisition by Parent of ITIS Technologies Limited, the ITIS Shareholders, who currently own in the aggregate 34% of the outstanding shares of Parent Common Stock (not including outstanding options and warrants), will not receive shares of the Company in the Distribution.

                  (b) The following table sets forth information regarding the beneficial ownership of Ordinary Shares on the Distribution Date (assuming a record date of October 1, 1999) by (i) each person known by the Company to beneficially own more than 5% of the outstanding shares of Parent Common Stock on October 1, 1999,
                           (ii) each of the Company's Directors, Executive Officers and (iii) the Company's Directors and Executive Officers as a group.




                                                                                AMOUNT AND
                                                                                NATURE OF
NAME OF INDIVIDUAL OR                                                           BENEFICIAL       PERCENT
NUMBER OF PERSONS IN GROUP                                                       OWNER(1)      OF CLASS(2)

Robert P. Jeffcock(3)(4)(2)(9).......................................              250,000        2.75%
L. Clark Arnold(4)...................................................              420,000        4.62%
Francis C. Howard(9).................................................               42,500          *
Adrian E.D. Leventhorpe(9)...........................................                    0           0
Caithness Limited(5).................................................              685,812        7.55
Zalcany Limited(6)(7)................................................              725,334        7.82
Roy G. Williams(6)(7)................................................            1,742,334       18.56
Reads Trustees Limited(5)............................................            1,274,820       14.31
Igor Mousasticoshvily(8).............................................              776,666        8.55
Directors and Executive Officers as a group (4 persons)..............              712,500        7.84

---------------------------

         *        Less than 1%

         (1) The persons named in this table have record ownership of such shares and except as indicated in the footnotes to this table, the persons named in the table have sole voting and dispositive power with respect to shares shown as beneficially owned by them. Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise has or shares voting power and/or investment power and as to which such person has the right to acquire such voting and/or investment power within 60 days. Percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of shares outstanding as of such date and the number of shares as to which such person has the right to acquire voting and/or investment power within 60 days.

         (2) Based on 9,085,433 shares of Parent Common Stock outstanding as of October 1, 1999 not including the shares of Common Stock held by the ITIS Shareholders.

         (3) Mr. Robert Jeffcock is a Director and President of Parent and the Managing Director of the Company is included in a class of potential beneficiaries in a Trust which owns Caithness Limited. Does not include an option to purchase 200,000 shares of Parent Common Stock that is presently exercisable because such option does not entitle the holder to acquire Ordinary Shares.

         (4) Director and Officer of Parent and a consultant to the Company. Does not include an option to purchase 50,000 shares of Parent Common Stocks because such option does not entitle the holder to acquire Ordinary Shares.

         (5) Reads Trustees Limited, as trustee, has sole voting and investment control with respect to the shares of Parent Common Stock held by the following shareholders: Caithness Limited (685,812) J.P. Jeffcock No. 2 Settlement Trust (484,008); The Magnum Trust (105,000).

         (6) Zalcany Limited is a company ultimately controlled and owned by Mr. Williams and Mr. R. M. Harris. Together they effectively share the voting and investment power of shares of Parent Common Stock held by Zalcany Limited. Includes a warrant to acquire 194,667 shares of Parent Common Stock that is presently exercisable.

         (6) The Williams' family owns the equity share capital of Mustardseed Estates Limited. Accordingly, Mr. Williams controls or shares voting and/or investment power over the following shareholdings: Mr. Williams (725,334); Zalcany Limited (725,334); and Mustardseed Estates Limited (250,000). Also includes 69,000 shares of Parent Common Stock held by a pension fund for Mr. Williams' benefit. Includes warrants to acquire 68,000, 194,667 and 40,000 shares of Parent Common Stock by Mr. Williams, Zalcany Limited and Mustardseed Estates Limited, respectively, that are presently exercisable.

         (7) Includes a warrant to acquire 133,333 shares of Parent Common Stock that is presently exercisable.



                                        9




         (8) Director of the Company. The addresses of each of the directors of the Company may be located in Item 10 of this Form 20-F.


ITEM 5.           NATURE OF TRADING MARKET.

         There is currently no trading market for the Company's securities in either its foreign jurisdiction or the United States. It is not anticipated that any of the Company's Ordinary Shares will be listed on any domestic or foreign stock exchange, Nasdaq stock exchange or on the OTC bulletin board. Nor is it anticipated that any trading market will develop after the registration of the Company's securities.


ITEM 6.           EXCHANGE  CONTROLS  AND  OTHER  LIMITATIONS AFFECTING SECURITY
                  HOLDERS.

         None.


ITEM 7.           TAXATION.

                  CERTAIN ISLE OF MAN INCOME TAX CONSEQUENCES OF OWNING AND DIS-POSING OF COMPANY SHARES CAPITAL

         The following is a summary of the material Isle of Man income tax consequences that may be generally applicable to holders of Company shares of capital after the Distribution. Interests in an Isle of Man public corporation are called "share capital." Thus, for purposes of this section, the interests in the Company shall be referred to as Company Share Capital rather than Ordinary Shares. This summary is based on the Isle of Man Tax Laws, judicial decisions and authoritative interpretations of the Isle of Man Tax Laws which are in effect on the date hereof. The discussion below does not address all of the Manx income tax consequences that may be relevant to owners of share capital entitled to special treatment under the Isle of Man laws. Moreover, this discussion is based on current law which is subject to change, and any such change could modify the tax consequences discussed herein prospectively or retroactively. Furthermore, this summary assumes that the Company Share Capital are held as "capital assets" as defined by Isle of Man tax law. For purposes of this summary, a "Non-Manx Holder" means a beneficial owner of an interest in the Company which is not taxed as resident, as defined by Isle of Man tax law, of the Isle of Man. A "Manx Holder" is a person or entity which is taxed as resident of the Isle of Man.

         Neither Parent nor the Company will seek any rulings from the Isle of Man taxing authority with respect to any of the Isle of Man income tax consequences of the ownership or disposition of Company Share Capital. In addition, no tax opinion has been requested or received by Parent or the Company with respect to the matters discussed herein. There can be no assurance that the Manx taxing authority will not take a different position concerning the income tax consequences of the ownership or disposition of Company Share Capital or that any such position would not be sustained; however, Parent and the Company believe the ownership and/or disposition of Company Share Capital will be treated, for Manx income tax purposes, as provided below.

         Dividends. A distribution will be treated as a dividend under Isle of Man tax law to the extent it is a distribution of profits and not of share capital. A dividend distribution with respect to the Company Share Capital paid to Non-Manx Holders will be subject to a twenty percent (20%) withholding tax when paid by the Company unless the Company is exempt from taxation. Parent believes the Company will not be exempt from taxation in the immediate future. Dividends paid to Manx Holders must be included in their assessable income; however, it is not subject to withholding when paid by the Company.

         Disposition. The Isle of Man does not tax capital gains. Consequently, the disposition of the Company Share Capital by either a Non-Manx Holder or Manx Holder will not result in a taxable event for purposes of Isle of Man income taxes.

         THE FOREGOING IS A GENERAL SUMMARY OF THE MATERIAL ISLE OF MAN INCOME TAX CONSEQUENCES OF A DIVIDEND PAID ON COMPANY SHARE CAPITAL AND/OR THE DISPOSITION OF COMPANY SHARE CAPITAL SUBSEQUENT TO THE DISPOSITION DESCRIBED ABOVE. THE SUMMARY IS MADE WITHOUT REGARD TO THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH HOLDER'S TAX SITUATION AND STATUS. EACH COMPANY SHARE CAPITAL HOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR REGARDING ANY SUCH SPECIFIC TAX SITUATION AND STATUS.


ITEM 8.           SELECTED FINANCIAL DATA.

                      SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data is derived from the consolidated financial statements of the Company. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere herein. The data as of December 31, 1995, 1996, 1997 and 1998, and for the periods then ended are derived from audited consolidated financial statements. The data as of June 30, 1999 and for the six months then ended are derived from unaudited consolidated financial statements. The unaudited data reflects all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of the financial data. The results of operations for the six months ended June 30, 1999 are not necessarily indicative of results to be expected in any future period.


                                             Period from
                                             November 3,                     Years ended                   Six months
                                               1995 to                       December 31,                    ended
                                             December 31,  ----------------------------------------         June 30,
                                                1995            1996           1997           1998            1999
                                              -------          ------         ------         ------          ------
Consolidated Statement of
   Operations Data:
     Costs and expenses                      $ 54,173       $ 169,031       $ 81,148      $ 500,257       $  51,527
     Other income (expense)                     8,830         (55,501)      (109,626)      (153,558)        814,983
     Net earnings (loss)                      (45,343)       (224,532)      (190,774)      (653,815)        763,456

Basic and diluted earnings
   (loss) per share                              (.07)           (.35)          (.29)         (1.01)           1.18

Weighted average shares
   outstanding                                647,857         647,857        647,857        647,857         647,857




                                                              As of December 31,                             As of
                                          ---------------------------------------------------------         June 30,
                                                1995            1996           1997           1998            1999
                                               ------          ------         ------         ------          ------
Consolidated Balance Sheet Data:
   Cash                                        13,208        $    3,287    $    71,729     $    82,485    $     498
   Working capital (deficit)                  (76,703)            2,563         35,066          71,000       551,398
   Total assets                               172,738         1,694,730      3,159,624       2,952,860     1,707,398
   Total debt                                       -         1,531,710      3,151,440       3,588,004             -

Stockholders' equity (deficit)                 50,827           162,295        (28,479)       (682,294)    1,707,398


ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         The Company has been a development stage company, conducting its operations in Brazil through its wholly-owned subsidiary, MBL which is an authorized mining company organized under the laws of Brazil.

         As discussed under "Description of Business", the Company sold its interest in MBL on June 30, 1999, and recognized a gain of $886,965. As a result of the sale, the remaining mining assets owned by the Company at June 30, 1999 are a single mining claim in the Cuiaba Basin of Brazil and the right to acquire six additional claims in the same region. The Company's directors and consultants are reviewing the aero-magnetic survey and other exploration data provided during the quarter by Minmet, on the surrounding areas to the claims owned by the Company, to evaluate its potential. Development of the claims is dependent on the results of the reviews.

         The Company's assets at June 30, 1999, consist principally of receivables arising from the sale of MBL. The receivables are payable in 11.5 million shares of Minmet, the buyer, and warrants to purchase 7.7 million Minmet shares. Subsequent to June 30, 1999, these receivables were collected, and the Company sold 1.5 million Minmet shares for approximately $190,000. Because of restrictions agreed to by the Company, the balance of the Minmet shares cannot be sold until January 1, 2001 without the approval of Minmet.

         The operations of the Company have been financed since inception by loans from Parent. On June 30, 1999, the unpaid balance of the loan of $1,626,236 was contributed by Parent to the capital of the Company.

         Following the Distribution, the Company will be responsible for the payment of all of its liabilities and obligations, and Parent will not make any further loans or capital contribution to the Company. In addition, pursuant to the Share Sale Agreement, dated July 22, 1999, in connection with the acquisition by Parent of ITIS Technologies Limited (now named Authoriszor Limited), Parent agreed with the former shareholder of ITIS Technologies Limited that the Company, and not Parent, shall be responsible for all of the Company's expenses following the date of such agreement, including all of the expenses in connection with the Distribution.

         In addition, as described under "Description of Business - Other Business Opportunities," the Company may consider and pursue other business opportunities to enhance shareholder value, including the acquisition of other businesses.

         Following the Distribution, the Company will be required to incur expenses as a publicly held reporting company under the Exchange Act, including legal fees, accounting fees, and fees for corporate administrative services.

         At June 30, 1999, stockholders' equity of the Company was approximately $1,700,000, consisting primarily of receivables payable in the form of 11.5 million Minmet shares valued at 7 pence per share and 7.7 million warrants (exercisable at any time at 8 pence per share) valued at 5 pence per share. The Company sold 1.5 million of these shares at 8 - 8.5 pence per share subsequent to June 30, 1999. The 10 million remaining shares cannot be sold without Minmet approval until January 1, 2001 under the terms of a restriction agreement. The warrants are unrestricted and can be exercised and sold at any time.

         Minmet shares are currently trading in significant volumes at 14-15 pence per share.

         The Company's directors believe that proceeds from the exercise and sale of the warrants, borrowing against (if need be) and the selling of the remaining Minmet shares from time to time (as allowed under the restriction agreement) will be sufficient to pay for the day to day development, operating legal, accounting and other administrative expenses of the Company for the foreseeable future.

         Certain of the information contained in this Form 20-F constitutes forward looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, that involves certain risks, uncertainties and additional costs described in this Form 20-F. The actual results that are achieved may differ materially from any forward looking projections, due to such risks, uncertainties and additional costs. Although the Company believes that the expectations reflected in such forward looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Subsequent written and oral forward looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by reference to such risks, uncertainties and additional costs.

ITEM 9A.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

         The Company holds no derivative financial instruments, derivative commodity instruments or other financial instruments.


ITEM 10.          DIRECTORS AND OFFICERS OF REGISTRANT.

         The Board of Directors  currently consists of three (3) persons, Robert
P. Jeffcock, Francis C. Howard and Adrian E. D. Leventhorpe. Robert P. Jeffcock serves as the Managing Director and Francis C. Howard serves as the Secretary. The following table sets forth information about all Directors and executive officers of the Company and all persons nominated or chosen to become such:

                                                                                                        YEAR FIRST
NAME AND BUSINESS ADDRESS                 AGE                          OFFICE                        ELECTED DIRECTOR
-------------------------                 ---                          ------                        ----------------
Robert P. Jeffcock                        59                     Managing Director                         1996
2 The Promenade
Castletown
Isle of Man
United Kingdom 1M9-1BJ

Francis C. Howard                         50                   Director and Secretary                      1997
33 Fairway Close
Onchan
Isle of Man
United Kingdom  IM3 2EQ

Adrian E.D. Leventhorpe                   36                          Director                             1999
118 Ballanorris Crescent
Ballabeg
Isle of Man
United Kingdom  IM9 4EU

L. Clark Arnold                           58                    Consultant-Director                        N/A
201 East Rudusill Road                                             of Exploration
Tuscan Arizona


         Robert P. Jeffcock - Mr. Jeffcock has been the Managing Director of the Company since January 1996. Mr. Jeffcock has served as the Chairman of the Board of Directors, Chief Financial Officer and Secretary of Parent and its predecessor Starlight since May 10, 1996, and also served as President and Chief Executive Officer of Parent and its predecessor Starlight from such date until December 31, 1996. Mr. Jeffcock resumed his positions as President and Chief Executive Officer of Parent on May 31, 1997. From 1987 until 1990 Mr. Jeffcock was the Managing Director of Blue Angel Mining Ltd., a gold exploration company in Ecuador and from 1990 until 1994 he was a director of Atlantis Diamonds Ltd., which was involved in diamond exploration and production in Brazil. From 1990 until 1994, Mr. Jeffcock was President of Rand Industries Inc., a mining company. In 1981, Mr. Jeffcock was the co-founder and President of Isle Resources Inc., a public oil and gas company. In 1984, Mr. Jeffcock co-founded

Lysander Petroleum Ltd., which is now Pentex Energy PLC. Mr. Jeffcock was educated at Bedales School and at Aiglon School Villars, Switzerland.

         Francis C. Howard - Mr. Howard has served as a director and the Secretary of the Company since December 1997. Mr. Howard qualified as a Chartered Accountant with the firm of Binder Hamlyn in 1974 (FCA) and he has been a member of the Chartered Institute of Taxation since 1975 (ATII). He is the founder and principal of the Coda Corporate Services group of companies ("Coda") based in the Isle of Man. Coda specializes in the formation and administration of companies worldwide and has its own in-house qualified legal and accounting specialists. Mr. Howard writes and lectures extensively on corporate and taxation matters and has advised governments of emerging countries on taxation law.

         Adrian E.D. Leventhorpe - Mr. Leventhorpe has served as director of the Company since September 1999. From 1982 until 1995, Mr. Leventhorpe was an insurance broker with Lloyds of London. From December 1993 to March 1995, Mr. Leventhorpe was an insurance broker with the firm Alexander Howden. In 1995, Mr. Leventhorpe left Alexander Howden to set up his own business which he sold in 1998 when he joined Coda. Mr. Leventhorpe currently serves as the New Business Development Manager for Coda.

         L. Clark Arnold - Mr. Arnold has served, and will continue to serve, as a consultant to the Company and Director of Exploration for the Company. Mr. Arnold is a director of Parent and has served as Vice President of Exploration of Parent and Starlight since May 1996. Mr. Arnold is a registered professional geologist in the State of Arizona. Since the mid-1970-s, Mr. Arnold has engaged in a consulting practice located in Tucson, Arizona, focused on mineral exploration in Southwest U.S., South America and the Southwest Pacific. Mr. Arnold holds a MS Degree and a Pd.D. Degree in Geology, both from the University of Arizona.

         The Company is not aware of any "family relationships" (as defined in Item 401(c) of Regulation S-B promulgated by the Commission) among directors, executive officers, or persons nominated or chosen by the Company to become directors or executive officers.

         Except as set forth above, the Company is not aware of any event (as listed in Item 401(d) of Regulation S-B promulgated by the Commission) that occurred during the past five years that are material to an evaluation of the ability or integrity of any director, person nominated to become a director, executive officer, promoter or control person of the Company.


ITEM 11.                   COMPENSATION OF DIRECTORS AND OFFICERS.

         The Company has paid no compensation to its Managing Director during the fiscal years ended December 31, 1998, 1997 and 1996 and has granted no options to its Managing Director during this time period. Neither Mr. Jeffcock nor any other Director has received any options to purchase Ordinary Shares of the Company. See "Item 12. Options to Purchase Securities from Registrant or Subsidiaries." It is not anticipated that any Director, including, the Managing Director, will receive any compensation from the Company; however, Directors, including the Managing Director may receive reimbursement of their reasonable expenses.


ITEM 12.                   OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR
                           SUBSIDIARIES.

         While there are no outstanding options or warrants to purchase the Company's securities, the Company does have an obligation to issue Ordinary Shares to holders of certain warrants (the "Distribution Warrants") to purchase Parent Common Stock. Pursuant to certain existing and outstanding Distribution Warrant agreements entered into by Parent, upon the issuance of a dividend on the Parent Common Stock that is paid in securities of a company other than Parent, the holder of the Distribution Warrant becomes automatically (without the payment of any consideration) entitled to receive such number of the other company's securities as such holder would receive had such holder exercised the Distribution Warrant to purchase Parent Common Stock prior to the issuance of the dividend. Because the Distribution is structured as a dividend on the Parent Common Stock to be paid in Ordinary Shares, those individuals holding
Distribution Warrants to purchase the Parent Common Stock, upon the Distribution, will be entitled to receive that number of Ordinary Shares that such holder would receive had the holder of the Distribution Warrants exercised such Distribution Warrants prior to the Distribution. As of October 1, 1999, there were Distribution Warrants outstanding entitling the holders thereof to the right to purchase 533,000 shares of Parent Common Stock. Since the Distribution is to be effected by the issuance of one Ordinary Share for every one share of Parent Common Stock, the Company will have an obligation to issue 533,000 Ordinary Shares after the effectuation of the Distribution and upon the exercise of the Distribution Warrants to purchase Parent Common Stock.


ITEM 13.                   INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

         Mr. Howard and Mr. Leventhorpe both serve as managers with Coda. Coda has provided, and will continue to provide after the Distribution, corporate administrative services. For the Company's most recent fiscal year, Coda received an annual fee of 945 pounds (Sterling) for the performance of such services. It is estimated that the future annual fee for such services will be 2,400 pounds (Sterling). The corporate services provided by Coda include: the preparation and filing of annual returns, the maintenance of statutory records and a registered office, the performance of anti-money laundering due diligence and providing director and corporate secretary services to the Company.


                                     PART II


ITEM 14.                   DESCRIPTION OF SECURITIES TO BE REGISTERED.

(a) CAPITAL STOCK TO BE REGISTERED. As of the date hereof, there are 647,875 shares of 10 pence (Sterling) par value ordinary shares of the Company issued and outstanding out of a total of 10,000,000 ordinary shares, authorized for issuance. Each ordinary share is entitled to a single vote. The ordinary shares have no conversion rights, liquidation preferences, preemptive rights or any other special preferences.

         Prior to the Distribution Date, Parent will be the sole beneficial owner of all the issued and outstanding Ordinary Shares. On the Distribution Date, the number of Ordinary Shares issued and outstanding will be equal to the number of issued and outstanding shares of Parent Common Stock as of the record date and will be held by the stockholders of Parent as of the record date on a one for one share basis. See "Item
         4. Control of Registrant." The Company has no warrants or options outstanding except described in Item 12 hereof. Pursuant to the Share Sale Agreement between Parent and the ITIS Shareholders, executed in connection with the acquisition by Parent of ITIS Technologies Limited, the ITIS Shareholders, who currently own in the aggregate 34% of the outstanding shares of Parent Common Stock (not including outstanding options and warrants), will not receive shares of the Company in the Distribution.

         The Company has no other securities of any kind.

(b)      DEBT SECURITIES TO BE REGISTERED.  Not Applicable.

(c)      AMERICAN DEPOSITARY RECEIPTS.   Not Applicable.

(d)      OTHER SECURITIES TO BE REGISTERED.  Not Applicable.

                                    PART III


ITEM 15.                   DEFAULTS UPON SENIOR SECURITIES.

         The Company holds no debt securities.


ITEM 16.                   CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR
                           REGISTERED SECURITIES.

         None.

                                     PART IV


ITEM 17.                   FINANCIAL STATEMENTS.

         Filed herewith beginning on page F-1 are the following audited financial statements of the Company:


                                                                                                           Page No.
                                                                                                           --------

Report of Independent Certified Public Accountants..............................................................F-1

Consolidated Balance Sheets as of December 31, 1998 and 1997 and June 30, 1999 (unaudited)......................F-2

Consolidated Statements of Operations for the years ended December 31, 1998, 1997, 1996 and the period ended June 30, 1999 (unaudited)................................................................F-3

Consolidated Statements of Stockholders' Equity for the years ended December 31, 1998, 1997, 1996 and the period ended June 30, 1999 (unaudited)................................................................F-4

Consolidated Statements of Cash Flows for the years ended December 31, 1998, 1997, 1996 and the period ended June 30, 1999 (unaudited)................................................................F-5

Notes to Consolidated Financial Statements......................................................................F-6



               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors
Toucan Mining Plc


We have audited the accompanying consolidated balance sheets of Toucan Mining Plc and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Toucan Mining Plc and subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.




GRANT THORNTON LLP

Dallas, Texas
March 5, 1999, except for the first
     paragraph of Note A, as to which
     the date is July 16, 1999



                                TOUCAN MINING PLC

                           CONSOLIDATED BALANCE SHEETS






                                                                               December 31,                  June 30,
                  ASSETS                                                   1997             1998              1999
                                                                          ------          -------            ------
                                                                                                           (unaudited)
Cash                                                                 $    65,092      $    82,485         $       498

Receivables and other assets                                               6,637           35,665             550,900
                                                                     -----------      -----------         -----------
                  Total current assets                                    71,729          118,150             551,398

Noncurrent receivables                                                         -                -           1,106,000

Mineral rights                                                         3,087,895        2,834,710              50,000
                                                                     -----------      -----------         -----------

                                                                     $ 3,159,624      $ 2,952,860         $ 1,707,398
                                                                     ===========      ===========         ===========

    LIABILITIES AND STOCKHOLDER'S
       EQUITY (DEFICIT)

Accrued expenses and other liabilities                               $    21,478      $    47,150         $         -

Amounts payable to related parties                                        15,185                -                   -
                                                                     -----------      -----------         -----------

                  Total current liabilities                               36,663           47,150                   -

Loans payable to parent                                                3,151,440        3,588,004                   -

Stockholder's equity (deficit)
    Common stock, (pound).10 par value per share; authorized
       10,000,000 shares; issued and outstanding, 647,857
       shares.                                                            96,170           96,170              96,170
    Additional paid-in capital                                           336,000          336,000           1,962,236
    Accumulated deficit                                                 (460,649)      (1,114,464)           (351,008)
                                                                     -----------      -----------         -----------

                  Total stockholder's equity (deficit)                   (28,479)        (682,294)          1,707,398
                                                                     -----------      -----------         -----------

                                                                     $ 3,159,624      $ 2,952,860         $ 1,707,398
                                                                     ===========      ===========         ===========

        The accompanying notes are an integral part of these statements.



                                                     TOUCAN MINING PLC

                                           CONSOLIDATED STATEMENTS OF OPERATIONS







                                                                                                          Six months
                                                             Years ended December 31,                       ended
                                                   ----------------------------------------------         June 30,
                                                            1996          1997            1998              1999
                                                   --------------     ------------    -------------    --------------
                                                                                                        (unaudited)
Cost and expenses
    Legal and professional fees                      $  52,309         $   2,349        $   8,351        $    1,832
    Consulting fees                                          -             9,900           64,985            41,832
    Abandoned claims                                         -            50,000          385,420                 -
    Travel costs                                       110,451             3,999            7,413             7,531
    Public relations                                         -             1,844           24,217                 -
    Other                                                6,271            13,056            9,871               332
                                                     ---------         ---------        ---------        ----------

                  Total cost and expenses              169,031            81,148          500,257            51,527

Other income (expense)
    Interest income                                          -                 -               86                 -
    Gain on sale of assets                                   -                 -                -           886,965
    Interest expense                                    55,501          (109,626)        (153,644)          (71,982)
                                                     ---------         ---------        ---------        ----------

                   Total other income
                         (expense)                     (55,501)         (109,626)        (153,558)          814,983
                                                     ---------         ---------        ---------        ----------

                  Net earnings (loss)                $(224,532)        $(190,774)       $(653,815)       $  763,456
                                                     =========         =========        =========        ==========

Basic and diluted earnings (loss) per share              $(.35)            $(.29)          $(1.01)           $ 1.18
                                                        ======            ======          =======           ======

Weighted average shares outstanding                    647,857           647,857          647,857           647,857
                                                       =======           =======          =======           =======

        The accompanying notes are an integral part of these statements.


                                                     TOUCAN MINING PLC

                                      CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY



                                                     Common stock        Additional
                                                 --------------------      paid-in        Accumulated
                                                 Shares       Amount       capital         deficit           Total
                                                 ------       -------    ----------       -----------        -----
Balance at January 1, 1996                       647,857      $96,170    $        -     $   (45,343)     $    50,827

Contribution from parent of mineral rights             -            -       336,000               -          336,000

Net loss                                               -            -             -        (224,532)        (224,532)
                                                 -------      -------     ---------      ----------      -----------

Balance at December 31, 1996                     647,857       96,170       336,000        (269,875)         162,295

Net loss                                               -            -             -        (190,774)        (190,774)
                                                 -------      -------     ---------      ----------      -----------

Balance at December 31, 1997                     647,857       96,170       336,000        (460,649)         (28,479)

Net loss                                               -            -             -        (653,815)        (653,815)
                                                 -------      -------     ---------      ----------      -----------

Balance at December 31, 1998                     647,857       96,170       336,000      (1,114,464)        (682,294)

Capital contribution from parent                       -            -     1,626,236               -        1,626,236

Net earnings                                           -            -             -         763,456          763,456
                                                --------      -------    ----------      ----------      -----------

Balance at June 30, 1999 (unaudited)             647,857      $96,170    $1,962,236      $ (351,008)     $ 1,707,398
                                                ========      =======    ==========      ==========      ===========

        The accompanying notes are an integral part of these statements.


                                                     TOUCAN MINING PLC

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS






                                                                                                         Six months
                                                             Years ended December 31,                      ended
                                                   ----------------------------------------------         June 30,
                                                         1996              1997             1998            1999
                                                        ------            ------           ------        -----------
                                                                                                         (unaudited)
Operating activities
    Net earnings (loss)                             $ (224,532)      $ (190,774)        $ (653,815)      $  763,456
    Adjustments to reconcile net earnings (loss)
       to net cash used in operating activities
          Gain on sale of assets                             -                -                  -         (886,965)
          Claims written off                                 -           50,000            385,420                -
          Interest added to principal amount
              of loans payable                           7,159          109,626            153,644           71,982
    Net changes in operating assets and liabilities
       Receivables and other assets                          -                -            (35,665)           3,333
       Accrued expenses and other liabilities            1,051           27,611             10,647          (10,497)
                                                    ----------        ---------         ----------       ----------

              Net cash used in operating activities   (216,322)          (3,537)          (139,769)         (58,691)

Investing activities
    Acquisition of mineral rights                   (1,235,912)      (1,446,453)          (132,393)         (80,000)

Financing activities
    Net borrowings from parent                       1,442,313        1,511,795            292,555           56,704
                                                   -----------      -----------         ----------       ----------

                  Net increase (decrease) in cash       (9,921)          61,805             20,393          (81,987)

Cash at beginning of period                             13,208            3,287             65,092           82,485
                                                   -----------      -----------         ----------       ----------

Cash at end of period                              $     3,287      $    65,092         $   82,485       $      498
                                                   ===========      ===========         ==========       ==========

Supplemental cash flow information
    Interest paid                                     $ 48,342                -                  -                -
    Income taxes paid                                        -                -                  -                -

Noncash financing and investing activities:
    Acquisition of mineral rights by issuance
       of common stock of parent                     $ 336,000                -                  -                -


        The accompanying notes are an integral part of these statements.

                                TOUCAN MINING PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (Information with respect to the six months ended
                           June 30, 1999 is unaudited)




NOTE A - BASIS OF PRESENTATION

    Toucan Mining Plc, formerly Toucan Mining, Ltd., is a wholly-owned subsidiary of Authoriszor Inc. ("Parent"), formerly Toucan Gold Corporation. On July 16, 1999, the Board of Directors of Parent approved the spin-off of all of the outstanding shares of Toucan Mining Plc to the stockholders of Parent. The record date for the spin-off will be selected by the Board of Directors of the Company. The consummation of the spin-off is conditioned upon the fulfillment of the following conditions (i) the registration of the ordinary shares of the Company under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and (ii) the furnishing of an information statement to the stockholders of parent as of the record date describing the Company and the spin-off that substantially complies with Regulation 14C under the Exchange Act. The Board of Directors of the Company will select a record date when it has more certainty as to the anticipated effective date of the spin-off.

    The consolidated financial statements as of June 30, 1999 and for the six month period then ended contained herein are unaudited and have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, all adjustments necessary for a fair presentation of the consolidated financial position as of June 30, 1999, and the consolidated results of operations and the consolidated cash flow for the six month period then ended have been made. In addition, all such adjustments made, in the opinion of management, are of a normal, recurring nature. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full fiscal year.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

    Consolidation

    The consolidated financial statements include the accounts of Toucan Mining Plc ("Toucan"), an Isle of Man company, and its wholly-owned subsidiary, Mineradora de Bauxita Ltda. ("MBL"), a Brazilian company (collectively, "the Company").

    Nature of Operations

    The Company has been engaged in acquiring, exploring and developing mineral rights in Brazil. No revenues have been generated. See Note C regarding sale of the Company's mineral rights.

                                TOUCAN MINING PLC

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

     Mineral Rights
     --------------

     Acquisition costs of mineral rights and related exploration and development expenditures are deferred. If deferred expenditures exceed estimated net realizable values, the assets will be written down to their estimated net realizable values. Costs relating to abandoned properties are written-off when such a decision is made.

     Currency Translation
     --------------------

     The functional currency of Toucan and MBL is the U.S. dollar. The remeasurement of local currencies and transactions denominated in local currencies creates translation adjustments which are included in operations. For all periods presented, these translation adjustments were not material.

     Financial Instruments
     ---------------------

     The carrying amounts reported in the balance sheet for cash and receivables approximate fair value. It is not practical to determine the fair value of loans payable to parent.

     Use of Estimates
     ----------------

     In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE C - SALE OF MINERAL RIGHTS

    On December 3, 1998, Toucan sold an option to Minmet Plc ("Minmet"), an Irish publicly-traded company, to purchase all of the outstanding capital stock of MBL. The option price was 7.5 million shares of Minmet valued at $677,500. The option had an exercise price of 25 million Minmet shares and expired June 30, 1999. In connection with the purchase of option, Minmet agreed to spend $500,000 on exploration of MBL's mineral claims, to make a survey of the claims, and to pay the operating costs of MBL for the period from November 1, 1998 to June 30, 1999. The proceeds from the sale of the option were applied against the carrying value of the mineral rights.

    Minmet also acquired from Parent for $275,000, an option to acquire $1,000,000 of debt owed by MBL to Parent. The option exercise price was $250,000 plus warrants to purchase 7.7 million Minmet shares at (pound).08 per share. This option also expired on June 30, 1999.

                                TOUCAN MINING PLC

NOTE C - SALE OF MINERAL RIGHTS - CONTINUED

    On June 30, 1999, Minmet exercised the aforementioned options. The 25 million Minmet shares received by Toucan were valued at (pound).07 ($.1106) per share, an aggregate value of $2,765,000. The quoted market price of Minmet shares at June 30, 1999 of (pound).0825 per share was discounted for accounting purposes because of restrictions agreed to by Toucan on their sale. A gain on the sale of mineral rights of $886,965 was recognized by Toucan in the six months ended June 30, 1999.

    At June 30, 1999, the amounts due from Minmet for the option exercise are reflected on the balance sheet as a receivable. The portion of receivable relating to Minmet shares that cannot be sold within one year because of the aforementioned restrictions on sale, is classified on the balance sheet as a noncurrent receivable. In July 1999, Minmet paid to Toucan the entire amount of consideration due.

    On June 30, 1999, Toucan transferred its right to 13.5 million of the Minmet shares to Parent as a partial payment on its debt to Parent. Parent contributed its right to the 7.7 million warrants due from Minmet to the capital of Toucan. The unpaid balance of Parent's loan to Toucan of $1,626,236 was also contributed to the capital of Toucan.


NOTE D - INCOME TAXES

    As an Isle of Man private company, Toucan has not been subject to taxes on income. MBL was subject to income taxes in Brazil. However, for the period MBL was owned by Toucan, MBL had no taxable income. As a result of Toucan's conversion to a public limited company on August 4, 1999, Toucan will be subject to taxes on future income.


NOTE E - COMMITMENTS

    Toucan is obligated to purchase six mining claims in Brazil as settlement of a 1996 agreement with Joseph Haraoui, at a price of $20,000 per claim. The obligation is contingent upon Mr. Haraoui delivering to Toucan the proper documentation prior to June 30, 2002, to enable the claims to be transferred to Toucan.

ITEM 18.          FINANCIAL STATEMENTS.

              Not Applicable.


ITEM 19.          FINANCIAL STATEMENTS AND EXHIBITS.

              Financial Statements - See Item 17.

              Exhibits

              1.1 Memorandum of Association of Toucan Mining PLC

              1.2 Articles of Association of Toucan Mining PLC

              2.1 Agreement and Settlement  and Release,  dated June 9, 1999, by and between the Company, Toucan Gold Corporation and Joseph Haraoui. (Incorporated by reference to Exhibit 10.1 of Toucan Gold Corporation's Current Report on Form 8-K, filed by Toucan Gold Corporation with the Securities and Exchange Commission on July 15, 1999.)

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     Toucan Mining Plc
                                                     (Registrant)



Date: October 26, 1999                               By:  /s/ Robert P. Jeffcock
                                                         -----------------------
                                                         Robert P. Jeffcock,
                                                         Managing Director




                                       19